NEWS RELEASE

PricewaterhouseCoopers Leases 800,000 Square Feet
At Brookfield’s 300 Madison Avenue Project

CIBC World Markets to Occupy Balance of Building

NEW YORK, January 19, 2004 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that PricewaterhouseCoopers LLP (“PwC”) has signed a long-term sublease for approximately 800,000 square feet of space at 300 Madison Avenue in midtown Manhattan. The just-completed 1.2 million square foot building was developed by Brookfield and is leased to CIBC World Markets, which in turn will sublease two-thirds of the building to PwC.

The deal is believed to be one of the largest leasing transactions in New York City since 2001.

PwC will consolidate its national leadership and New York practices in the new building expected to be named the “PricewaterhouseCoopers Center.” The firm is presently leasing space at 1177 and 1301 Avenue of the Americas. PwC will begin taking occupancy this summer and expects to have moved the overwhelming majority of its 3,500 New York staff there by January 2005. CIBC World Markets will occupy the balance of the office space in the building by the end of 2004.

Gene Donnelly, vice chairman for operations at PwC, noted that the location was chosen and the space designed based on an employee survey. “We are pleased to be consolidating our New York practice and national leadership headquarters into a state-of-the-art building where we’re designing the space and technology to standards that provide optimum efficiency to support the kind of work we do,” Donnelly said.

Donnelly also said that the 300 Madison site can accommodate the firm’s growth and expansion for many years.

Paul D. Rogers, president, CIBC World Markets Corp., said, “The relocation of our U.S. headquarters at 300 Madison Avenue reflects our ongoing commitment to the U.S. financial markets and to the City of New York.” Rogers added that, “300 Madison Avenue is now a fixture in the New York City skyline, reaffirming that the city continues to thrive. We are proud to be a part of such a symbolic development.”

“We are honored to have these two world-class institutions anchor our brand new, premier office tower,” commented Ric Clark, president and CEO of Brookfield Properties Corporation.

Lou Varsames of CLW Real Estate Services Group served as the lead advisor to PricewaterhouseCoopers on the transaction, with the support of Steve Ernst of CLW. Mary Ann Tighe, Whitley Collins and Timothy Dempsey of CB Richard Ellis served as the co-broker. Romel Canete of Newmark & Company served as financial advisor to PwC. Dennis Friedrich, Jerry Larkin and David Cheikin, all from Brookfield, represented CIBC World Markets and Brookfield.

Designed by Skidmore Owings & Merrill, 300 Madison Avenue rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal. The elevated, spacious lobby features a striking eight-story glass atrium ascending above the building’s main entrance at the corner of 42nd Street and Madison Avenue. The building features an auditorium, dining facilities and other amenities on the expansive lower levels.

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PricewaterhouseCoopers LLP www.pwc.com provides industry-focused assurance, tax and advisory services for public and private clients. PricewaterhouseCoopers LLP is the US member firm of the PricewaterhouseCoopers global network of firms, each of which is a separate and independent legal entity. More than 120,000 people in 139 countries across the network connect their thinking, experience and solutions to build public trust and enhance value for clients and their stakeholders.

CIBC World Markets is a full service corporate and investment bank throughout North America, with operations in Asia, Europe and Australia, and serving more than 8,000 corporate, government and institutional clients. CIBC World Markets’ parent company is CIBC, one of North America’s first and largest financial institutions with offices in 18 countries, including the world’s major financial centers. For more information about CIBC World Markets visit www.cibcwm.com.

Brookfield Properties Corporation, www.brookfieldproperties.com, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto.

Contacts:

PricewaterhouseCoopers: Steven Silber, Tel: (646)471-4059 or via email at: steven.g.silber@us.pwc.com.

CIBC: Steven Forbes, Tel: (416)956-6021, or via email at: stephen.forbes@cibc.ca, or Ashley Johanson, Tel: (212)856-6039 or via email at: ashley.johansen@us.cibc.com.

Brookfield Properties: Melissa Coley, Tel: (212) 417-7215, or via email at: mcoley@brookfieldproperties.com.

Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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